Contact

www.linkedin.com/in/
michaelcmorello (LinkedIn)

Top Skills

Operations Management
Post-Production
Live Event Production

Michael C. Morello

Founder at Novella AI

Los Angeles, California, United States

Summary

Welcome to my LinkedIn profile! I am the founder and COO of Novella AI, a software company that specializes in post-production. With over a decade of experience as a Production & Operations Manager for large music venues, I have developed a keen eye for detail and a passion for creating seamless events that leave a lasting impression on attendees.

In addition to my experience in live productions, I have spent over 8 years in post-production, which inspired me to launch Novella AI. As the COO of Novella AI, I have spearheaded the development of software tools that streamline and optimize post-production workflows. Our software enables post-production teams to work more efficiently, freeing up time to focus on creativity and delivering high-quality content.

As a highly motivated and results-driven professional, I am committed to driving innovation and finding new ways to push the boundaries of what is possible in post-production. Whether it's managing large-scale productions or developing cutting-edge software solutions, I am always seeking new opportunities to learn and grow. I am passionate about building connections within the industry and exploring new avenues for collaboration, so please don't hesitate to reach out and connect!

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Experience

Fox Entertainment
Assistant Editor

Novella AI
Founder
January 2023 - Present (1 year 3 months)
Los Angeles, California, United States

Lighthearted Entertainment, Inc.
Assistant Editor
January 2020 - Present (4 years 3 months)
Los Angeles, California, United States

Pilgrim Media Group
Assistant Editor
January 2017 - Present (7 years 3 months)
Los Angeles, California, United States

ITV
Assistant Editor
2021 - 2022 (1 year)

Avant Gardner
Director of Operations
2016 - 2017 (1 year)
Brooklyn, New York, United States

Jukely
Director of Events
2015 - 2016 (1 year)
Brooklyn, New York, United States

Webster Hall
Manager of Operations
2008 - 2016 (8 years)
New York, New York, United States

Included Slake NYC on 30th Street

Education

American Academy of Dramatic Arts-Los Angeles
Associate of Arts - AA, Acting · (January 2020 - May 2022)

Full Sail University
Film/Cinema/Video Studies · (2005 - 2005)